Confidential Treatment Has Been Requested Pursuant to SEC Rule 83 for Information Included In the Responses to Comments 1 and 2 Which Information Has Been Delivered to the SEC’s Division of Corporation Finance

Boston Brussels Chicago Düsseldorf London Los Angeles Miami Milan Munich New York Orange County Rome San Diego Silicon Valley Washington, D.C.	Thomas P. Conaghan Attorney at Law tconaghan@mwe.com 202.756.8161
October 17, 2005
VIA EDGAR AND HAND DELIVERY

Pamela A. Long, Esq.
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Form S-4 Registration Statement of American Standard Inc., American Standard Companies Inc. and American Standard International Inc.
Dear Ms. Long:
On behalf of American Standard Companies Inc. (the “Company”), set forth below are the Company’s responses to the comments contained in the letter (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 26, 2005, with respect to the Registration Statement on Form S-4 (File No. 333-124857) filed by the Company, American Standard Inc. and American Standard International Inc. (the “Form S-4”), the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “Form 10-K”) and the Form 10-Q for the fiscal quarter ended June 30, 2005 (the “Form 10-Q”). For your convenience, we have reprinted the Staff’s comments below prior to the Company’s responses.
Form 10-K for the year ended December 31, 2004
Notes to Financial Statements
Note 14. Warranties, Guarantees, Commitments and Contingencies, page 66
1.	We read your responses to our comment 50 from our letter dated June 10, 2005 and comment 11 from our letter dated August 18, 2005. You disclosed that costs associated with claims that might be filed against you in the future were not

October 17, 2005

recorded because you did not believe your history and experience with asbestos-related litigation was sufficient to allow it to make a reasonable estimate of this liability. You also disclosed that because claims are frequently filed and settled in large groups, the amount and timing of settlements, as well as the number of open claims, can fluctuate significantly from period to period. You also indicated that approximately 40% of all claims filed against you were filed in a 20-plus year period prior to 2002, 40% were filed in the 16-month period from January 2002 through April 2003, and the remaining 20% were spread relatively evenly over the next 20 months through December 2004. You disclosed that you believed the dramatic increase in filings in the 16-month period from January 2002 through April 2003 was influenced by the bankruptcy filings of numerous asbestos defendants in asbestos-related litigation and the prospect of various forms of state and federal judicial and legislative reforms. Based on your responses and current disclosure it is still unclear how you determined you could not reasonably estimate a liability for future claims prior to the fourth quarter of 2004. Please tell us how you determined the activity related to the portion of your claims filed prior to 2002 did not provide a substantial enough basis for you to estimate your liability for future potential asbestos-related claims, with an adjustment to this estimate for any abnormality in the trend, which you attribute to be influenced by the bankruptcy filings of numerous asbestos defendants in asbestos-related litigation and the prospect of various forms of state and federal judicial and legislative reforms. Your disclosure related to retaining the assistance of Dr. Rabinovitz of HR&A indicates that Dr. Rabinovitz is a respected expert in performing complex calculations such as this and that she has been involved in a number of asbestos-related valuations of current and future liabilities, and her valuation methodologies have been accepted by numerous courts. Please tell us what factors lead you to seek the assistance of HR&A in calculating your estimate of your total liability for pending and unasserted potential future asbestos-related claims in the fourth quarter 2004, rather than in an earlier period.
The Company has provided supplemental information on Confidential Supplement A under separate cover in paper form relating to the timing of the Company’s decision to record an accrual for the Company’s total liability for pending and unasserted potential future asbestos-related claims. The information included in Confidential Supplement A is confidential and is being provided under Rule 12b-4 of the Securities Exchange Act of 1934, as amended, and therefore we respectfully request that this information be returned to the Company when the Staff is finished reviewing it. In the event that the Staff determines not to return Confidential Supplement A, the Company has requested confidential treatment for Confidential Supplement A pursuant to 17 C.F.R. § 200.83.
On the Company’s conference call with the Staff on October 7, 2005, the Staff requested additional supplemental information relating to the Company’s

October 17, 2005

calculation of its asbestos liability for pending claims. The Company has provided such additional supplemental information on Confidential Supplement C under separate cover in paper form. The information included in Confidential Supplement C is confidential and is being provided under Rule 12b-4 of the Securities Exchange Act of 1934, as amended, and therefore we respectfully request that this information be returned to the Company when the Staff is finished reviewing it. In the event that the Staff determines not to return Confidential Supplement C, the Company has requested confidential treatment for Confidential Supplement C pursuant to 17 C.F.R. § 200.83.
2.	We read your responses to our comment 52 from our letter dated June 10, 2005 and comment 11 from our letter dated August 18, 2005. As of December 31, 2004, your total receivable for probable asbestos-related insurance recoveries was $406 million. You also stated that approximately $292 million of your recorded asbestos receivable is in litigation in New Jersey. Please supplementally provide us with the following information related to the period 1999 through the present:
•	historically, the total amount of claims from insurance companies you have received related to previously recorded asbestos receivables and
•	historically, the amount of asbestos receivables previously recorded, for which you later determined were uncollectible.
The Company has provided the requested supplemental information on Confidential Supplement B under separate cover in paper form. The information included in Confidential Supplement B is confidential and is being provided under Rule 12b-4 of the Securities Exchange Act of 1934, as amended, and therefore we respectfully request that this information be returned to the Company when the Staff is finished reviewing it. In the event that the Staff determines not to return Confidential Supplement B, the Company has requested confidential treatment for Confidential Supplement B pursuant to 17 C.F.R. § 200.83.
On the Company’s conference call with the Staff on October 7, 2005, the Staff requested additional supplemental information relating to the Company’s insurance recovery estimate. The Company has provided the requested supplemental information on Confidential Supplement C under separate cover in paper form. The information included in Confidential Supplement C is confidential and is being provided under Rule 12b-4 of the Securities Exchange Act of 1934, as amended, and therefore we respectfully request that this information be returned to the Company when the Staff is finished reviewing it. In the event that the Staff determines not to return Confidential Supplement C, the Company has requested confidential treatment for Confidential Supplement C pursuant to 17 C.F.R. § 200.83.
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     We hope that the foregoing is responsive to the Staff’s comments and requests. Should you have any questions or comments concerning the foregoing, please do not hesitate to contact Neal J. White at 312.984.7579, David A. Cifrino at 617.535.4034, or me at 202.756.8161 if you have any questions about this letter.
Sincerely,

October 17, 2005

Thomas P. Conaghan

cc:	Mark Cresitello, Esq., American Standard Companies Inc.
Neal J. White, Esq., MWE (Chicago)
David A. Cifrino, Esq., MWE (Boston)
Rufus Decker, Branch Chief, Division of Corporation Finance, SEC
Lesli Sheppard, Senior Staff Attorney, Division of Corporation Finance, SEC
Meagan Caldwell, Staff Accountant, Division of Corporation Finance, SEC
Tamara Brightwell, Staff Attorney, Division of Corporation Finance, SEC